UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☐ Form 10-Q  ☐ Form 10-D  ☐ Form N-SAR  ☐ Form N-CSR

For Period Ended: December 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

AiAdvertising, Inc.

Full Name of Registrant

Former Name if Applicable

321 Sixth Street

Address of Principal Executive Office (Street and Number)

San Antonio, TX 78215

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-- NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

In the fourth quarter of 2021, the registrant saw a transformation of its business from providing agency services consisting primarily of billable hours, to a Platform-as-a-Service revenue model with monthly license fees. This business transformation has changed many operational and accounting functions of the business and the volume and complexity of revenue testing has largely contributed to delays in compiling and reviewing the information required to be presented in the registrant’s Form 10-K.. In addition, delays resulting from staffing shortages caused by COVID have also contributed to the delay in filing the Form 10-K.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Isabel Gongora	(805)	964-3313
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant anticipates that the net loss for the year ended December 31, 2021 was approximately $8.4 million, compared to a net loss of $1,270,650 for the year ended December 31, 2020.  The increase in net loss was primarily due to an increase in warrant and stock option expenses, increase in finance charges and SG&A expenses as the new business model was being implemented and decrease in third party revenue.

AiAdvertising, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2022	By:	/s/ Isabel Gongora
	Name:	Isabel Gongora
	Title:	Chief Financial Officer

3